



16003010

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49078

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Investment Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4222 Grant Line Road

(No. and Street)

New Albany   IN   47150

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy E Peoples   812-945-9888

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co. PLLC

(Name – if individual, state last, first, middle name)

301 East Elm Street   New Albany   IN   47150

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy E. Peoples _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

American Equity Investment Corporation _____ , as

of December 31 _____ , 20 15 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Equity Investment Corporation

Financial Statements and Supplementary Information

December 31, 2015

AMERICAN EQUITY INVESTMENT CORPORATION

Financial Statements and Supplementary Information

Year Ended December 31, 2015

Table of Contents

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Equity Investment Corporation

We have audited the accompanying statement of financial condition of American Equity Investment Corporation as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of American Equity Investment Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of American Equity Investment Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of American Equity Investment Corporation's financial statements. The supplementary information is the responsibility of American Equity Investment Corporation's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
New Albany, Indiana
February 8, 2016

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Financial Condition
December 31, 2015

ASSETS
Cash $ 67,780
Commissions receivable   67,669
Agent receivables   1,088
Prepaid insurance   846
Prepaid CRD account   1,632

        Total assets $ 139,015

LIABILITES AND STOCKHOLDER'S EQUITY
Liabilities
Accounts payable $ 55,080
Accrued and withheld payroll taxes   4,239

        Total liabilities   59,319

Stockholder's Equity
Common stock, no par value; 1,000 shares authorized,
    100 issued and outstanding   11,000
Retained Earnings   68,696

        Total stockholder's equity   79,696

        Total liabilities and stockholder's equity $ 139,015

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

| | Common Stock Issued and Outstanding | | Retained | |
	Shares	Amount	Earnings	Total
Balances at December 31, 2014	100	$ 11,000	$ 63,256	$ 74,256
Net Income	-	-	59,440	$ 59,440
Distribution to stockholder	-	-	(54,000)	(54,000)
Balances at December 31, 2015	$ 100	$ 11,000	$ 68,696	$ 79,696

See notes to financial statements.

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Income
Year Ended December 31, 2015

Revenues		
Commissions	$	1,030,032
Other income		9,519
Interest		123
Total revenues	$	1,039,674
Expenses		
Commissions		840,294
Salaries		84,630
Rent		15,600
Professional services		8,378
Payroll taxes		7,327
Dues and subscriptions		4,216
Office supplies		3,529
Licensing fees		3,228
Website design		2,547
Insurance		2,300
Retirement contribution		2,114
Telephone expense		1,946
Miscellaneous		1,851
Utilities		1,123
Postage		811
Advertising		275
Travel		65
Total expenses		980,234
Net income	$	59,440

AMERICAN EQUITY INVESTMENT CORPORATION
Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows From Operating Activities

Cash received from customers	$ 1,018,200
Cash paid for services and supplies	(955,848)
Interest received	123
Net cash flows from operating activities	62,475

Cash Flows From Financing Activities

Distributions to stockholder	(54,000)
Net cash flows from financing activities	(54,000)
Net change in cash and cash equivalents	8,475
Cash and cash equivalents at the beginning of the year	59,305
Cash and cash equivalents at the end of the year	$ 67,780

See notes to financial statements.

Reconciliation of net income to net cash flows from operating activities

Net income	$	59,440
Adjustments to reconcile net income to net cash		
flows from operating activities:		
Decrease (increase) in assets:		
Commissions receivable		(25,348)
Prepaid insurance		767
Agent receivables		3,997
Prepaid CRD account		1,045
Increase (decrease) in liabilities:		
Accounts payable		23,030
Accrued and withheld payroll taxes		(456)
Net cash flows from operating activities	$	62,475

AMERICAN EQUITY INVESTMENT CORPORATION
Notes to Financial Statements
December 31, 2015

NOTE 1 – SUMMARY OF SIGNIGICANT ACCOUNT POLICIES

Company Activities – The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states, with its home office located in New Albany, Indiana.

Basis of Accounting – The Company uses the accrual basis of accounting.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition – The Company recognizes revenue on its variable insurance and mutual funds products once received with an estimate booked representing outstanding commissions and fees due.

Commissions are recorded on a settlement-date basis as securities transactions occur.

Income Tax Status – The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2015 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company's federal and various state income tax returns for 2012 through 2015 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Commission and Agent Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Accounting Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ form those estimates.

Advertising – Advertising costs are expensed as incurred. Advertising expense was $275 for the year ending December 31, 2015.

Date of Management's Review – Management has evaluated events and transactions through the date these financial statements were issued for items that should potentially be recognized or disclosed.

NOTE 2 – RESTRICTED CASH

The Company is required to maintain $5,000 of cash as net capital. The Company maintains a checking account and CD account to meet this requirement. The balance in the checking account is $37,657 at December 31, 2015, CD account balance is $30,123 at December 31, 2015. Total cash as of 12/31/15 is $67,780.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At this time such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

NOTE 4 – RELATED PARTIES

The Company paid rent to the stockholder of the Company in the amount of $15,600 for 2015. The Company also paid the stockholder commissions of $14,185 for 2015.

NOTE 5 – RETIREMENT PLAN

The Company has a deferred compensation SEP IRA plan covering substantially all employees meeting certain eligibility requirements. The Company's contribution to the plan was $2,114 for the year ended December 31, 2015.

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule I - Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Net capital

Total stockholder equity	$	79,696
Agent receivables		(1,088)
Prepaid insurance		(846)
12b1 fees		(5,807)
Group annuity		(102)
Prepaid CRD account		(1,632)
Net capital	$	70,221

Aggregate indebtedness

Items included in statement of financial condition

Accounts payable		55,080
Other current liabilties		4,239
Total aggreagate indebtedness	$	59,319

Computation of basic net capital requirement

Minimum net capital required	$	5,000
Excess net capital	$	65,221
Excess net capital at 1000%	$	65,309
Percentage of aggregate indebtedness to net capital		84%

Reconciliation with company's computation (included in part II of form
X-17A-5 as of December 31, 2015)

Net capital, as reported in company's part II (Unaudited) FOCUS report	$	71,309
Effect of audit adjustments on accounts included in the net capital calculation		(1,088)
Net capital per above	$	70,221

AMERICAN EQUITY INVESTMENT CORPORATION
Schedule II - Reconciliation of Audited and Unaudited Net Capital
December 31, 2015

Capital (unaudited) December 31, 2015	$	78,850
Addition of agent receivables and prepaid insurance		846
Addition of accounts payable		-
Capital (audited) December 31, 2015	$	79,696
Non-allowable assets:		
Agent receivable	$	(1,088)
Prepaid insurance		(846)
12b1 fees		(5,807)
Group annuity		(102)
Prepaid CRD account		(1,632)
Net capital	$	70,221

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150



REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of American Equity Investment Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Equity Investment Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. American Equity Investment Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the American Equity Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 8, 2016

To the best knowledge and belief of American Equity Investment Corporation, the company is exempt from rule 17 C.F.R. §240.15c3-3 Customer Protection---Reserve and Custody of Securities for the year ended December 31, 2015.

The basis for this exemption is 17 C.F.R. §240.15c3-3(k)(1). The company is a non-clearing broker dealer and does not hold customer securities or funds. The company has met the exemption provision of 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Timothy E Peoples
President

• Certified Public Accountants
    • Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150



Independent Accountants' Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
New Albany, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by American Equity Investment Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Equity Investment Corporation's compliance with the applicable instructions of Form SIPC-7. American Equity Investment Corporation's management is responsible for American Equity Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per review of the cash disbursement journal noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) There was no overpayment applied to the current assessment from the Form SIPC-7 on which it was originally computed, thus no comparison was deemed necessary.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

New Albany, Indiana
February 8, 2016